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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

================================================================
1.       Name and Address of Reporting Person*

Leenhouts,                 Norman                    P.
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(Last)                    (First)                  (Middle)

1230 Fairway 18
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                          (Street)

Macedon,                    New York                 14502
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  (City)                    (State)                   (Zip)
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2.       Issuer Name and Ticker or Trading Symbol

Home Properties of New York, Inc. (HME)
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3.       IRS or Social Security Number of Reporting Person(Voluntary)

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4.       Statement for Month/Year

        June, 2001
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5.       If Amendment, Date of Original (Month/Year)

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6.       Relationship of Reporting Person to Issuer
        (Check all applicable)

( X  )  Director                   (    )  10% Owner
( X  )  Officer (give title below) (    )  Other (specify below)

       Chairman, Co-Chief Executive Officer
================================================================
7.       Individual or Joint/Group Filing (Check applicable line)

        (  X  )  Form Filed by One Reporting Person

        (     )  Form Filed by More than One Reporting Person
================================================================

 Table I - Non-Derivative Securities Acquired, Disposed of, or
           Beneficially Owned
================================================================


                                                   4. Securities Acquired
                                                   (A) Or Disposed of (D)
                                                   (Instr. 3, 4 and 5)
                                                   -----------------------      5.Amount of     6.              7. Nature of
                        2.             3.                   A                   Securities      Ownership Form   Indirect Beneficial
1. Title of Security    Transaction    Transaction Amount   or        Price     Beneficially    Direct (D) or    Ownership
   (Instr.3)            Date           Code                 D                   Owned at End    Indirect (I)     (Instr.4)
                        (mm/dd/yy)     (Instr. 8)                               of Month (Instr. (Instr. 4)
                                                                                3 and 4)
-----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Common Stock,            6/12/01      G              1,000       D                  172,584            D
  Par Value $.01
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                            732            I              Spouse (5)
  Par Value $.01
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock
  Par Value $.01                                                                      2,250            I                (1), (5)
----------------------------------------------------------------------------------------------------------------------------------
Common Stock
  Par Value $.01                                                                      7,170            I              Shares in
                                                                                                                        Custodial
                                                                                                                        Accounts for
                                                                                                                        minor Grand
                                                                                                                        children (5)

===================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v). Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

               TABLE II - Derivative Securities Beneficially Owned (e.g., puts, call, warrants, options, convertible securities)

================================================================

                                                                                                            9.        10.    11.
                                                                                                            Number    Owner- Nature
                                                                                                            of Deriv- ship   of
              2.                          5.                                                        8.      ative     Form   Indir-
              Conver-                      Number of      6.                7. Title                Price   Secur-    of     ect
              sion or                      Derivative     Date              and Amount of           of      ities     Deriv- Bene-
1.            Exerice    3.        4.      Securities     Exercisable and   Underlying              Deriv-  Benefi-   Secur- ficial
              Price      Trans-    Trans-  Acquired(A)    Expiration Date   Securities              ative   cially    ity    Owner-
Title of      of         action    action  or Disposed    (Month/Day/Year)  (Instr. 3 and 4)        Secur-  Owned     Direct ship
Derivative    Deriv-     Date      Code    of (D)         ----------------  ----------------        ity     at End    (D) or (Instr
Security      ative      (Month/   (Instr. (Instr.3, 4    Date      Expira-              Amount or  (Instr. of        Indir-  4)
(Instr.3)     Security   Day/year)  8)      and 5)        Exer-     tion    Title        Number of   5)     Month     ect (I)
                                           (A)       (D)  cisable   Date                 Shares             (Instr.4)
-----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Units of
  Limited
  Partnership   (2)           *        *         *     *      *          *       *            *        *       467      D
-----------------------------------------------------------------------------------------------------------------------------------
Units of
  Limited
  Partnership   (2)           *        *         *      *     *          *       *            *        *     4,005      I Leenhouts
                                                                                                                          Ventures
                                                                                                                           (3)
-----------------------------------------------------------------------------------------------------------------------------------
Units of
  Limited
  Partnership   (2)           *        *         *      *     *          *       *            *        *   214,688      I  Home
                                                                                                                           Leasing
                                                                                                                           (4)
-----------------------------------------------------------------------------------------------------------------------------------
Units of
  Limited
  Partnership   (2)           *        *          *      *    *          *       *            *        *    50,000      I  Spouse(5)
-----------------------------------------------------------------------------------------------------------------------------------
Option to
  Purchase
  Common Stock $20.50         *        *          *      *    *          *       *            *        *     1,468      D
-----------------------------------------------------------------------------------------------------------------------------------
Option to
  Purchase
  Common Stock $26.50         *        *          *      *    *          *       *            *        *    15,000      D
-----------------------------------------------------------------------------------------------------------------------------------
Option to
  Purchase
  Common Stock $25.1250       *        *          *      *    *          *       *            *        *    15,000      D
-----------------------------------------------------------------------------------------------------------------------------------
Option to
  Purchase
  Common Stock $27.1250       *        *          *      *    *          *       *            *        *    50,000      D
-----------------------------------------------------------------------------------------------------------------------------------
Option to
  Purchase
  Common Stock $31.3750       *        *          *      *    *          *       *            *        *    50,000      D
-----------------------------------------------------------------------------------------------------------------------------------
Phantom Stock
  Unit         1-for-1        *        *          *      *    *          *       *            *        *     2,048 (6)  D
-----------------------------------------------------------------------------------------------------------------------------------
Phantom Stock
  Unit         1-for-1        *        *          *      *    *          *       *            *        *     4,428 (7)  D
-----------------------------------------------------------------------------------------------------------------------------------
Phantom Stock
  Unit         1-for-1        *        *          *      *    *          *       *            *        *     1,332 (8)  D
-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

* Previously reported.
1. Shares in accounts for adult relatives with control shared by Reporting Person and adult relatives.
2. Units of Limited Partnership interests in Home Properties of New York, L.P., a New York limited partnership of which the Issuer is the General Partner. The Reporting Person has the right to redeem the units for cash. The Issuer may elect to acquire the Units to be redeemed for shares of Common Stock, at the rate of one Unit for one share of Common Stock or cash, at the option of the Issuer.
3. Norman Leenhouts is a general partner of Leenhouts Ventures. Represents his proportionate interest in that entity.
4. Norman Leenhouts is a director, shareholder and President of Home Leasing Corporation. Represents his proportionate interest in that entity.
5. The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
6. Includes 334 hypothetical shares of Common Stock credited to the Reporting Person's account pursuant to the dividend reinvestment feature of the Deferred Bonus Plan. The information presented is as of May 24, 2001.
7. Includes 504 hypothetical shares of Common Stock credited to the Reporting Person's account pursuant to the dividend reinvestment feature of the Deferred Bonus Plan. The information presented is as of May 24, 2001.
8. Includes 26 hypothetical shares of Common Stock credited to the Reporting Person's account pursuant to the dividend reinvestment feature of the Deferred Bonus Plan. The information presented is as of May 24, 2001.


/s/ Norman P. Leenhouts                                   July 6, 2001
-------------------------                                  ----------
  ** Signature of Reporting Person                            Date
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

         Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Person pursuant to Rule 101
(b) (4) or Regulation S-T.